Exhibit 99.1

Bradley L. Radoff Comments on the Costly, Desperate and Baseless Litigation Initiated by Rocky Mountain Chocolate Factory’s Toxic Board of Directors

Finds it Alarming That Independent Directors Gabriel Arreaga, Mark Riegel, and Sandra Elizabeth Taylor Blindly Follow Self-Interested Chair Jeffrey R. Geygan – Who Has an Irrelevant Background Running a Seemingly Lackluster Money Management Firm

HOUSTON, TX--(BUSINESS WIRE)--Bradley L. Radoff, who owns approximately 9.9% of the outstanding shares of Rocky Mountain Chocolate Factory, Inc. (NASDAQ: RMCF) ("Rocky Mountain" or the "Company") making him the Company’s largest stockholder, today issued the following statement regarding the decision by the Company’s Board of Directors (the “Board”) to initiate litigation against himself, Andrew T. Berger, AB Value Partners LP, AB Value Management LLC and former director candidate Mary Bradley:

“I believe the Geygan-dominated Board’s decision to initiate what appears to be costly, desperate and baseless litigation against us is just the latest instance of Rocky Mountain’s directors abusing stockholders and disregarding the tenets of sound corporate governance. It seems the only person who benefits from the Board’s decision is Chair Jeffrey R. Geygan, who has attained de facto control of Rocky Mountain despite being a sub-10% stockholder and having a seemingly irrelevant background running a small money management firm that does not appear to have grown assets or produced anything resembling outperformance over the past decade. If Chair Geygan’s five-office Global Value Investment Corp. is only able to charge 100 basis points in fees on its roughly $100 million in assets, I suspect he may actually need to use his investors’ capital to pursue control of micro-cap companies, such as Rocky Mountain and Wayside Technology Group, Inc., that can pay him Board fees to supplement the meager income from his firm.[1] Perhaps this explains why he has resorted to scorched earth tactics to cling to control and insulate himself at both companies, where there also appears to have been concerning instances of running off qualified female directors.

By continuing to allow Chair Geygan to run Rocky Mountain like his own fiefdom, the Board’s purportedly independent members – Gabriel Arreaga, Mark Riegel, and Sandra Elizabeth Taylor – are continually failing the stockholders to whom they owe fiduciary duties. Perhaps this is due, in part, to their inexperience and negligible stockholdings. I certainly hope it is not due to Chair Geygan raising Board fees and, in turn, their compensation. Nonetheless, I had hoped these directors had learned a valuable lesson in recent months after the Board was rebuked by both leading independent proxy firms for a second straight year and stockholders expressed outrage leading up to the 2022 Annual Meeting of Stockholders. First-time directors, in particular, should want to leave companies better than the way they found them if they hope to have future corporate opportunities. Unfortunately, rather than atone for their failures and work to reverse Rocky Mountain’s massive stock price declines, Gabriel Arreaga, Mark Riegel, and Sandra Elizabeth Taylor have presided over the Board reneging on and breaching a recently executed settlement agreement – in an unprecedented manner – and initiating litigation against two major stockholders. It is especially confounding that they would authorize what may be a multi-million-dollar lawsuit against me – Rocky Mountain’s largest stockholder – when there is unresolved litigation related to the Company’s ecommerce partner and Canadian franchisee.

[1] Milwaukee Business Journal: Former UBS exec starts money firm.

In addition to holding Chair Geygan accountable for using Company funds to hire his long-time advisors and consultants to entrench himself, I want to make it clear I intend to do everything in my power to expose the apparent complicity of Gabriel Arreaga, Mark Riegel, and Sandra Elizabeth Taylor – who I had assumed possessed more independence than Geygan associate Robert Sarlls and the highly questionable Audit Committee Chair Brett P. Seabert. These three individuals should be well aware that Chair Geygan’s prior forays into the food and retail worlds involved businesses that ended up in bankruptcy. At this point, I feel their service on Rocky Mountain’s Board should disqualify them from future employment and service at any reputable organization.

I want the Board to now be on notice that their low-road tactics will not silence me and I fully intend to nominate a full slate of director candidates for election at next year’s Annual Meeting of Stockholders. In the meantime, I caution the Board against authorizing any dilutive actions for an improper purpose or further mistreating female directors and candidates.”

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Contacts

Longacre Square Partners

Greg Marose / Charlotte Kiaie, 646-386-0091

gmarose@longacresquare.com / ckiaie@longacresquare.com

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